

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2020

Evangelos Chatzis
Chief Financial Officer
Danaos Corporation
c/o Danaos Shipping Co. Ltd, Athens Branch
14 Akti Kondyli
185 45 Piraeus
Greece

>   **Re: Danaos Corporation**
>   **Registration Statement on Form S-3**
>   **Filed March 19, 2020**
>   **File No. 333-237284**

Dear Mr. Chatzis:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation